

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2017

Via E-Mail

Andrew Hulsh
Pepper Hamilton LLP
The New York Times Building
620 Eight Avenue
New York, New York 10018-1405

> **Re: Sito Mobile Ltd.**
> **PREC14A filed on April 21, 2017**
> **Filed by Stephen D. Baksa, Thomas Candelaria *et al***
> **File No. 1-37535**

Dear Mr. Hulsh:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

PREC14A filed April 21, 2017

General

1. The revised proxy statement is mistagged on EDGAR. Future revised proxy statements should be tagged "PRRN14A." Please confirm your understanding.

Background of the Consent Solicitation, page 8

2. We note your new disclosure about a consulting agreement between nominee Mr. Durden's company (Barington Advisory Group, LLC) and Sito Mobile entered into

on January 15, 2017. Summarize the terms of the agreement, including the term, services to be provided, amount of any payments to date and the anticipated value of the contract. Discuss any conflicts if Mr. Durden is elected as a director of the Company pursuant to your consent solicitation. See Item 5 of Schedule 14A.

3. This section should summarize the contacts between participants in this solicitation and the Company leading up to this contest. In this regard, it is our understanding that Mr. Thekkethala was in contact with Mr. Rory O'Connell, as well as a major shareholder of the Company, in March 2017. Please disclose and describe the nature of these contacts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Kevin Manz, Esq. (via email)